AMENDMENT TO AMENDED AND RESTATED

TRANSFER AGENCY AND SERVICE AGREEMENT

This Amendment, effective as of July 1, 2008, is made by and between the undersigned entities (hereinafter each referred to as the “Fund” and collectively referred to as the “Phoenix Funds”) and PHOENIX EQUITY PLANNING CORPORATION (hereinafter referred to as the “Transfer Agent”). The Transfer Agent and the Phoenix Funds are parties to an Amended and Restated Transfer Agency and Service Agreement dated July 1, 2006 (the “Agreement”). In accordance to Article 11 of the Agreement the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.	Section 1.02(a) of the Agreement is hereby amended as follows:

a.	The period at the end of sub-section 1.02(a)(x) is deleted and replaced with a semicolon and the word “and” is added thereafter;

b.	The following new sub-section 1.02(a)(xi) is hereby added to the Agreement:

(xi) Upon the request of the Phoenix Funds, the Transfer Agent shall carry out certain information requests, analyses, and reporting services in support of the Phoenix Funds’ obligation under rule 22c-2.

2.	Section 1.02(b) of the Agreement is hereby amended as follows:

a.	The following new sub-section (g) is hereby added to the Agreement:

(g) Transfer Agent is authorized to subcontract any services provided for in this agreement. Transfer Agent is responsible for oversight and monitoring of any such services.

3.	Schedule A is hereby replaced with the attached new Schedule A.

[signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf and through their duly authorized officers, as of the day and year first above written.

Phoenix Equity Trust Phoenix Insight Funds Trust Phoenix Institutional Mutual Funds Phoenix Opportunities Trust (collectively, the “Phoenix Funds”)

By:	/s/ George R. Aylward
Name:	George R. Aylward
Title:	President

ATTEST:

By:	/s/ Kevin J. Carr
Name:	Kevin J. Carr
Title:	Vice President, Chief Legal Officer and Secretary and Counsel

PHOENIX EQUITY PLANNING CORPORATION

By:	/s/ Heidi Griswold
Name:	Heidi Griswold
Title:	Vice President, Mutual Fund Services

ATTEST:

By:	/s/ Kevin J. Carr
Name:	Kevin J. Carr
Title:	Vice President and Assistant Secretary

Schedule A

Fee Schedule

Effective Date: July 1, 2008 through December 31, 2009

	Total Transfer Agent Fee	BFDS portion of Total Fee
Base Fee	$250,000	$150,000
Direct Accounts	$9.50 per account	$9.20 per account
Networked Accounts	$ 7.60 per account	$7.60 per account
Closed Accounts	$ 1.35 per account	$1.35 per account
Oversight & Service	Money Market Funds - .25bp	0
	Other Funds – 2.5 bp	0

Account Charges:

Account Charges will be allocated on the basis of the number of accounts.

Base Fees:

Base Fees will be allocated according to average net assets.

Out-of-Pocket Expenses: Out-of-pocket expenses include, but are not limited to: expenses invoiced by broker-dealers and financial institutions for shareholder servicing, confirmation production, postage, forms, telephone, microfilm, microfiche, stationary and supplies billed as .1122% of postage costs per piece of mail and expenses incurred at the specific direction of the Fund. Postage for mass mailings is due seven days in advance of the mailing date.